Exhibit 3

vocecapital

A voice for value

VOCE CAPITAL NOMINATES FOUR AIR METHODS DIRECTORS

Argues Urgent Change Is Needed to Reverse Multi-Year Trend of Value Destruction, with Total Stockholder Return -45% Over Prior Three Calendar Years

Air Methods’ Board Lacks Credible Plan to Create Stockholder Value, in Voce’s View

Assesses Current Board as Over-tenured, Under-skilled and Mis-aligned

Believes Its Four Highly-Qualified, Independent Nominees Have the Experience and Ability to Enact Sweeping Board and Strategy Changes Essential to Maximizing Stockholder Value

San Francisco, CA (February 15, 2017) – Voce Capital Management LLC (“Voce”), one of the largest and most committed long-term stockholders of Air Methods Corporation (“Air Methods” or the “Company”) (Nasdaq: AIRM), today announced that it has nominated four highly-qualified, independent candidates (the “Nominees”) for election to the Board of Directors at the Company’s 2017 Annual Meeting. The nominations follow Voce’s unanswered, detailed letter to the Board last month outlining Voce’s concerns.

Voce issued the following statement in connection with the nominations:

“The situation at Air Methods has unraveled since we entered the Cooperation Agreement with the Board almost a year ago. Stockholders suffered a -24% loss on Air Methods’ stock in 2016, despite the Russell 2000 (of which Air Methods is a constituent) appreciating 21%. Air Methods’ appalling 2016 results come on the heels of stockholder losses of -4.8% in 2015 and -24.4% in 2014, compounding to a -45% loss in the prior three years. In addition to the serious strategic questions we have raised for the past two years about Air Methods’ ownership structure and deep trading discount in the public markets to its intrinsic value, troubling operational and execution issues have emerged. During this time, despite campaigning hard to maintain their shareholder-funded sinecures, the legacy Directors have articulated no credible plan to create stockholder value.”

“We’re also deeply troubled by the Board’s lack of alignment with stockholders. The Board has shielded itself behind all manner of entrenchment devices, and its failure to successfully de-stagger itself so that Directors are subject to annual election – an effort the Board contractually committed to make in our Cooperation Agreement – is highly instructive. Many of the Company’s current Directors lack objectivity and independence as a result of their grossly excessive tenures and gratuitous compensation. And most Directors have little “skin in the game.” In the past ten years, the current group of independent Directors has been a net seller of 1,230,612 shares. Notwithstanding Air Methods plumbing multi-year lows during 2016, only one Director purchased any Company stock in the open market: Joseph E. Whitters, Voce’s prior nominee. No other Air Methods Director has purchased a single share of Air Methods since 2013, and that lone purchase (5,000 shares, which was then erased by a subsequent sale of 15,000 shares by the same Director one year later) constitutes the only purchase by a Director within a full decade.”

“We reiterate our disappointment with the Board’s failure to engage with us in good faith, including its disorganized and dilatory communications and refusal to entertain the proposal that the Board itself specifically solicited from us. Furthermore, the Board never even acknowledged our January 30, 2017 letter, to say nothing of responding to the detailed analysis of our concerns contained within it.”

“We’ve reluctantly concluded that the strategic, operational and corporate governance issues that have plagued Air Methods for years will not change in any meaningful way under the auspices of the current Board. Sweeping reform of Air Methods’ strategy and leadership are required to re-vector its course. To accomplish this task, we’ve assembled a slate of four superb Nominees with particular expertise in the areas which we believe are sorely lacking among the current independent Directors, and which we further believe are essential to reversing Air Methods’ deteriorating trends, rebuilding its credibility with investors and maximizing stockholder value. Voce’s Air Methods Nominees are:

▪	Robert H. Fish. During his career, Mr. Fish has served as Chairman, President or Chief Executive Officer of many public and private healthcare services companies. He is currently a Director of Genesis Healthcare, Inc. (NYSE: GEN), the largest national provider of post-acute healthcare services, and served as the CEO of Skilled Healthcare Group, Inc., until its acquisition by Genesis in February 2015. Mr. Fish’s prior board positions include serving as Chairman of REACH Medical Holdings, a regional air medical transport company from 2008 to 2012, which was acquired by Air Medical Group Holdings for approximately $250 million in 2012; serving as the Executive Chairman of Coram, Inc., a large home infusion provider from 2005 to 2006, until its sale to Apria (now a part of Blackstone Group (NYSE: BX)) for $350 million; serving as a Director of NeighborCare, Inc., a large institutional pharmacy from 2003 to 2005, until its acquisition by Omnicare (now a part of CVS (NYSE: CVS)) for $1.8 billion; and serving as the Lead Director of Genesis HealthCare from 2003 to 2007 until its sale to Formation Capital for $2 billion. From October 2001 to May 2002, Mr. Fish served as a Director and subsequently from 2002 to 2003, Mr. Fish served as Chairman and Chief Executive Officer of Genesis Health Ventures, a long-term care and institutional pharmacy company and predecessor in interest to Genesis. Mr. Fish also has extensive experience in hospital administration, having been President and Chief Executive Officer of St. Joseph Health System-Sonoma County from 1995 to 1999 and Valley Care Health System from 1985 to 1995, as well as a member of the Board of Directors of the St. Helena Hospital Foundation, a philanthropic organization benefiting the St. Helena Hospitals in Napa Valley, since 2013.

▪	Gregory K. Guckes. Mr. Guckes has served since 2009 as an independent advisor to a group of private equity firms and merchant banks, evaluating healthcare business opportunities in the public and private sectors. He currently serves as an Advisory Board Member of Global Healthcare Advisors, a healthcare-focused merchant and investment banking firm and has done so since 2013. From 2007 to 2009, Mr. Guckes was a Managing Director at Patriarch Partners, LLC (“Patriarch”), a private equity firm, leading its healthcare, staffing and business services divisions. During this period, Mr. Guckes served as Lead Director for Patriarch on a number of private company Boards of Directors in the Patriarch portfolio. From 2005 to 2006, Mr. Guckes served as Chairman and Chief Executive Officer at Omniflight, Inc., an air medical transportation provider that was eventually acquired by Air Methods in 2011 for $200 million; from 2003 to 2004 he served as President and Chief Operating Officer at Medical Staffing Network, a provider of per diem nurse staffing; and from 1995 to 2002 in various roles, including President and Chief Operating Officer, at American Medical Response, the largest ground-based medical transportation company in the US, now a part of Envision Healthcare Corporation (NYSE: EVHC). Earlier in his career, he held a series of executive positions of increasing responsibility with Owens & Minor (NYSE: OMR) and Baxter International Inc (NYSE: BAX).

▪	William A. Mathies. Mr. Mathies has served as an executive-level consultant and advisor to health care companies since January 2013. From September 2015 to September 2016, Mr. Mathies served as the Chief Executive Officer of Consulate Healthcare, a leading provider of rehabilitative and long-term healthcare services and currently serves as it Executive Chairman. Mr. Mathies was employed in various executive capacities with Sun Healthcare Group Inc., including as Chairman of the Board of Directors and Chief Executive Officer, from February 2002 to December 2012, during which time Sun Healthcare’s real estate assets were spun-off into Sabra Healthcare REIT (Nasdaq: SBRA) and the remaining company was subsequently acquired by Genesis HealthCare (NYSE: GEN). From 1981 to 2002, Mr. Mathies served in various leadership roles at Beverly Enterprises, Inc., the largest skilled nursing provider in the US, including as Executive Vice President and President of its Inpatient Services subsidiary (with responsibility for $2.5 billion of revenues and over 650 locations). Mr. Mathies has served on the Boards of Directors of various public and private healthcare services companies including Rural/Metro Corporation, a medical/emergency transport provider, from 2014 to 2015, until its acquisition by Envision Healthcare Corporation (NYSE: EVHC); National Hospice Services, a national, private equity backed hospice company, from 2012 to 2013; Sun Healthcare, from 2010 to 2012; My Innerview, a national provider of quality and performance improvement solutions, from 2005 to 2008; and the Episcopal Home Communities, a senior housing company, from 2003 to 2005. He currently serves as a member of the Board of Directors of Earthling Interactive, a web and mobile app developer, and Eagleline Acquisition Corp., a recently created investment vehicle seeking to acquire health care companies, and has done so since 2013 and 2016, respectively.

▪	J. Daniel Plants. Mr. Plants has been the Managing Partner of Voce Capital Management since founding the firm in 2009. Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small-capitalization companies, from July 2007 through May 2009. Prior to then, Mr. Plants held a number of positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell. Mr. Plants has served on the Board of Directors of Cutera, Inc. (Nasdaq: CUTR), a leading provider of laser and energy-based aesthetic systems for practitioners, since November 2014 and was appointed Chairman in October 2016.

Voce’s statement concluded: “We’ve been investors in Air Methods since 2011, and have always believed it’s a great business. Yet the Company’s value is not reflected in its stock price as a result of a multi-year syndrome of operational, strategic and governance failures by the Company’s current leadership. Our Nominees bring the independence, expertise and alignment necessary to rectify the Company’s lassitude and maximize its value for the benefit of stockholders, who are its true owners.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants.  The San Francisco-based firm is 100% employee-owned.

Additional Information and Where to Find It

VOCE CATALYST PARTNERS LP, VOCE CAPITAL LLC, VOCE CAPITAL MANAGEMENT LLC AND J. DANIEL PLANTS (COLLECTIVELY, “VOCE”) AND ROBERT H. FISH, GREGORY K. GUCKES AND WILLIAM A. MATHIES (TOGETHER WITH VOCE, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY

CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AIR METHODS CORPORATION (THE “COMPANY”) FOR USE AT THE COMPANY’S 2017 ANNUAL MEETING OF STOCKHOLDERS (THE “PROXY SOLICITATION”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY VOCE WITH THE SEC ON FEBRUARY 15, 2017. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Media Contact:

Sloane & Company

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Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh / Teresa Huang

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com